Exhibit 4.8

Dated 25th of May 2004

HSBC ASIA HOLDINGS BV.	(1)

And

MICHAEL F. GEOGHEGAN	(2)

SERVICE AGREEMENT

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THIS AGREEMENT is dated 25th of May 2004 and is made BETWEEN:

(1)	HSBC ASIA HOLDINGS B.V. (No.33296181) whose registered office is at Karspeldreef 6h, 1101 CJ Amsterdam, The Netherlands (the “Employer”); and

(2)	MICHAEL F. GEOGHEGAN of Larchmont House, Golf Club Road, St George’s Hill, Weybridge, Surrey, KT13 ONN (the “Executive”)

NOW IT IS HEREBY AGREED as follows:

1	Definition and interpretation

1.1	In this Agreement:

1.1.1	the following expressions have the following meanings:

“the Employment” means the Executive’s employment hereunder;

“the Group” means the Employer and the Group Companies;

“Group Company” means any holding company for the time being of HSBC Holdings plc or any subsidiary for the time being of HSBC Holdings plc or of any such holding company (for which purpose the expressions “holding company” and “subsidiary” shall have the meanings ascribed thereto by section 736 Companies Act 1985);

“HBEU” means HSBC Bank plc;

“PAYE Regulations” means any regulations made pursuant to the Income Tax (Earnings and Pensions) Act 2003.

1.1.2	references to clauses and sub-clauses are to clauses and sub-clauses of this Agreement; and

1.1.3	the headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2	Appointment

2.1	The Employer shall employ the Executive and the Executive agrees to act as a senior executive of the Employer on and subject to the terms and conditions specified herein.

3	Duration of the Employment

3.1	The Employment commenced on 1st January 2004 (the “Commencement Date”) and subject to clause 13 and clause 3.3 below shall continue thereafter until terminated by either party giving to the other not less than 12 months’ notice in writing.

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3.1.1	The Employer reserves the right in its absolute discretion to terminate the Executive's employment with immediate effect by paying salary in lieu of notice (less any deductions required to be made under the PAYE Regulations), or in lieu of part of the notice period, if part of the period is worked at the Employer's request. For this purpose, the Executive agrees that pay in lieu of notice will consist of the Executive's basic salary in clause 6.1 for the relevant period of notice and will exclude any bonus and any other emolument referable to the Employment.

3.1.2	The Employer reserves the right during any period of notice to exclude the Executive from the premises of any Group Company, or to require the Executive to carry out specified duties at premises other than those at which he ordinarily carries out his duties, or to carry out no duties, and to instruct the Executive not to communicate with clients, employees, agents or representatives of the Group until the Employment has terminated, provided always that the Executive will continue to be paid and to enjoy normal contractual pay and benefits during any such period.

3.1.3	The Employer also reserves the right to request the Executive to resign as a Director of any Group Company and the Executive hereby irrevocably appoints the Employer to be his Attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Employer the full benefit of this clause.

3.2	The Executive's period of continuous employment with the Group began on 1 July 1973.

3.3	As a member of the International Staff Retirement Benefit Scheme ("ISRBS") the Executive retains the right to retire at age 53 and this right is to be preserved in any event if the Executive joins an alternative scheme in accordance with 7.4.

4	Scope of the Employment

4.1	The Executive shall initially be seconded to HBEU and act as an Executive Director of HSBC Holdings plc and act as Chief Executive Officer to HBEU reporting to the Group Chief Executive of HSBC Holdings plc, in which capacity he may be required to perform duties for the Employer and/or any Group Company. The secondment commenced on 1 January 2004 and will continue until 31 October 2006. This secondment may be extended for a further period, with the terms of any such extension to be mutually agreed by a date not later than 31 October 2005.

The secondment will in any case terminate if the Executive exercises his right to retire at age 53. In that case, the secondment will terminate on 31 October 2006 at the earliest.

4.2	The Executive shall:

4.2.1	devote the whole of his time, attention and skill to his duties;

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4.2.2	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Employer or HBEU;

4.2.3	obey the reasonable and lawful directions of the Employer or HBEU;

4.2.4	comply with all HBEU's and the Group's rules, regulations, policies and procedures from time to time in force;

4.2.5	use his reasonable endeavours to promote the interests of the Employer and any Group Company; and

4.2.6	keep the Employer at all times promptly and fully informed (in writing if so requested) of his conduct of the business of HBEU and any Group Company and provide such explanations in connection therewith as the Employer may require.

4.3	The Employer may, with the agreement of the Executive, transfer this Agreement to any Group Company at any time.

5	Hours and place of work

5.1	The Executive shall work such hours as are necessary for the proper performance of his duties.

5.2	The Executive's place of work will initially be HBEU's offices at 8 Canada Square, London E14 5HQ but the Executive may be required to work at any place within the United Kingdom as the Employer may reasonably require. The Executive will be given reasonable notice of any change in his place of work.

6	Remuneration

6.1	HBEU shall pay to the Executive on behalf of the Employer a salary at the rate of £575,000 per annum (subject to deductions in respect of tax and National Insurance contributions as may be required by law), payable by equal monthly instalments in arrears on or about the 20th day of each calendar month.

6.2	HBEU may, on behalf of the Employer, at its sole discretion, pay the Executive a bonus of such amount as HBEU may determine in respect of each complete financial year of HBEU during which the Employment subsists. The amount of bonus payable shall depend on:

(i) the Executive's performance; and
(ii) the Group's performance.

6.3

The Executive's salary will be subject to review by the Remuneration Committee of HSBC Holdings plc annually and increases shall take effect from 1 April. The first such review shall take place in April 2005.

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6.4	The remuneration specified in clauses 6.1 and 6.2 shall be exclusive of any fees to which the Executive may be entitled as a Director of any Group Company in accordance with Group policy.

6.5	Payment of salary, allowances and bonus payable to the Executive shall be effected either by HBEU on behalf of the Employer or by a Group Company and, if by more than one company, in such proportions as the Employer may determine from time to time.

7	Benefits

7.1	The Executive shall be eligible to participate in the schemes referred to in this clause 7 subject to the rules of each relevant benefit scheme as may be in force from time to time.

7.2	The Employer and HBEU reserve the right to vary or withdraw each benefit scheme referred to in this clause 7 at its absolute discretion and any such variation or withdrawal will apply to and be advised to the Executive.

7.3	The benefits referred to in this clause 7 shall be provided to the Executive by HBEU on behalf of the Employer.

7.4	The Executive shall remain a member of the International Staff Retirement Benefit Scheme until his normal retirement age of 53 or, if the Employer recommends and the Executive agrees, be admitted to an alternative retirement benefit scheme in accordance with a side letter to be agreed by the parties.

7.5	The Executive shall be entitled to select a car from the HBEU Car Scheme up to a Cost of Ownership (as such term is defined in the HBEU Car Scheme) level of £750 per month.

7.6	As an alternative to the provision of a car in accordance with clause 7.5, the Executive may elect to receive a cash allowance of £9,000 gross per annum, payable in equal monthly instalments subject to deduction of appropriate United Kingdom tax and National Insurance contributions.

7.7	The Executive shall also have access to the chauffeur driven services operated by HBEU from the chauffeur pool.

7.8	The Executive shall benefit from private medical insurance cover for himself, his spouse and dependent children in accordance with the terms of the HSBC Group International Health Scheme.

7.9	The Executive shall be entitled to non-contributory membership of the HBEU Personal Accident Insurance Scheme.

7.10	HBEU shall, each year, pay on the Employer's behalf the cost of the Executive undergoing a voluntary medical examination with a medical adviser appointed by or on behalf of HBEU.

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7.11	The Executive shall be eligible to the benefits available under the International Manager Housing Loan Scheme as varied from time to time. There shall be no restriction on the Executive's ability to take up a housing loan with another financial institution of the Executive's choice.

8	Tax

8.1	All payments and benefits described in clause 6 and clause 7 shall be subject to deductions in respect of tax and social security contributions. In addition, the Executive shall be responsible for the payment of any taxes arising out of the Executive's participation in any Group Share Plan including but not limited to Savings Related Share Option Plans, Group Share Option Plans and Restricted Share Plans. The Executive shall also be personally liable for taxes on any other assessable income or capital gains arising from his personal investments.

8.2	The Executive shall be entitled to advice from professional tax advisers approved by HBEU, at the cost of the Group, for the purposes of UK Tax Return preparation and limited financial planning. The following professional tax advisers are approved by HBEU:

(a) Financial Management Group in HSBC Republic;

(b) Deloitte & Touche.

8.3	The Group will not pay for tax services to be provided to the Executive's spouse or partner.

9	Deductions

For the purposes of the Employment Rights Act 1996, the Executive hereby authorises the Employer and any Group Company on the Employer's behalf to deduct from his remuneration hereunder any sums due from him to the Employer or any Group Company including, without limitation, any overpayments, loans or advances made to him by the Employer or any Group Company.

10	Share Schemes

10.1	Any shares or share options which the Executive has at the Commencement Date under any of the Group's share plans will be unaffected by this Agreement.

10.2	The Executive shall continue to be eligible to receive additional awards under the HSBC Group share purchase and share option plans as they may exist from time to time in accordance with the rules of such schemes.

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11	Expenses

The Employer or relevant Group Company shall reimburse the Executive in respect of all expenses reasonably incurred by him in the proper performance of his duties, subject to the Executive providing such receipts or other evidence as the Employer may require.

12	Annual Leave

12.1	The Executive shall be entitled to 30 working days paid leave in each calendar year in addition to all Bank and public holidays observed in England.

12.2	A minimum 20 working days leave must be taken by the Executive each calendar year (1 January – 31 December) to qualify for the payment in lieu of accrued holiday described in clause 12.3.

12.3	Provided the Executive submits a written return to the Group General Manager, Human Resources, at the end of each calendar year setting out the number of his untaken holidays in that year, the Executive shall be paid in lieu of any accrued but untaken holiday (up to a maximum of 20 days) during each two year period, such sum to be calculated in accordance with the salary level applicable to the Executive on the 31 December immediately preceding the date of payment. The next payment against any entitlement under these arrangements will be made in January 2005.

12.4

In the respective holiday years in which the Employment commences or terminates, the Executive's entitlement to holiday shall accrue on a pro rata basis for each month of the Employment during the relevant year.

12.5	Other than as provided for in this clause 12, no accrued holiday entitlement may be carried forward into future holiday years.

13	Termination

13.1.1	The Employment shall be subject to termination by the Employer by summary notice in writing if the Executive shall have:

(a) committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder; or

(b) been guilty of conduct tending to bring himself or the Employer or any Group Company into disrepute; or

(c) become bankrupt or had an interim order made against him under the Insolvency Act 1986 or compounded with his/her creditors generally; or

(d) failed to perform his/her duties to a satisfactory standard, after having received a written warning from the Employer relating to the same; or

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(e) been disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; or

(f) been convicted of an offence under any statutory enactment or regulation relating to insider dealing.

Any delay by the Employer in exercising such right of termination shall not constitute a waiver thereof.

13.2	If the Employer has reasonable grounds to suspect that the Executive has been guilty of misconduct which would entitle it to terminate the appointment of the Executive hereunder pursuant to clause 13.1, it shall be entitled (but without prejudice to its right subsequently to terminate such appointment on the same or any other ground) to suspend the Executive on full pay for so long as it may reasonably require in order to establish whether such suspicions have any foundation or not.

13.3	On termination of the Employment howsoever arising or upon either the Employer or the Executive having served notice of such termination, the Executive shall at the request of the Employer resign from all offices held by him in the Employer or any Group Company, provided however, that such resignations shall be without prejudice to any claims which the Executive may have against the Employer or any Group Company arising out of the termination of the Employment.

14	Directors Liability Insurance

The Executive shall benefit from cover under the HSBC Holdings plc policy on Directors' and Officers' Liability (including Outside Directors' and Officers' Liability), details of which have been provided to the Executive.

15	Restrictive covenants

15.1	For the purposes of clause 15.3 the following words shall have the following meanings:

15.1.1	“Bank Products” shall mean any banking or financial products developed, supplied or sold by the Employer with which the duties of the Executive were concerned or for which he was responsible during the twelve months immediately preceding the Termination Date.

15.1.2

“Bank Services” shall mean any banking or financial services developed or supplied by the Employer with which the duties of the Executive were concerned or for which he was responsible during the twelve months immediately preceding the Termination Date.

15.1.3	“Confidential Information” shall have the meaning ascribed thereto in clause 17.

15.1.4	“Customer” shall mean any person, firm, company or other organisation whatsoever to whom or which the Employer sold or supplied Bank Products or Bank Services during the twelve months immediately preceding the Termination Date and with whom or which, during such period:

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	(a)	the Executive had personal dealings in the course of his employment; or

	(b)	any employee who was under the direct or indirect supervision of the Executive had personal dealings in the course of his employment but in the case of a firm, company or other organisation shall not include any division, branch or office of such firm, company or other organisation with which the Executive and/or any such employee had no dealings during the said period.

15.1.5	“Prospective Customer” shall mean any person, firm, company or other organisation whatsoever with whom or which the Employer shall have had negotiations or discussions regarding the possible sale or supply of Bank Products or Bank Services during the twelve months immediately preceding the Termination Date and with whom or which, during such period:

	(a)	the Executive shall have had personal dealings in the course of his employment; or

	(b)	any employee who was under the direct or indirect supervision of the Executive who shall have had personal dealings in the course of his employment but in the case of a firm, company or other organisation shall not include any division, branch or office of such firm, company or other organisation with which the Executive and/or any such employee had no dealings during the said period.

15.1.6	“Restricted Area” shall mean:

	(a)	the United Kingdom, Ireland and the Channel Islands; and

	(b)	any other country in the world where, on the Termination Date, the Employer was engaged in the development, sale or supply of or otherwise dealt with Bank Products or Bank Services and to which the Executive had been posted during the twelve months preceding the Termination Date.

15.1.7	“Restricted Employee” shall mean any person who is on the Termination Date, or was during the twelve months preceding the Termination Date, employed or engaged by the Employer and is by reason of such employment or engagement in possession of any trade secrets or Confidential Information relating to the business of the Employer or has acquired influence over its Customers and Prospective Customers as defined in this clause 15 but so that references to the Executive shall be replaced by references to the relevant employee, being in either case a person with whom the Executive had dealings during the two years preceding the Termination Date.

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15.1.8	“Restricted Products” shall mean Bank Products or products of a similar kind.

15.1.9	“Restricted Period” shall mean the period of twelve months immediately following the Termination Date provided always that if no duties have been assigned to the Executive by the Employer during a period immediately preceding the Termination Date in accordance with clause 3.1.2 above, it shall mean the period of twelve months immediately following the date on which the Executive last carried out duties assigned to him by the Employer.

15.1.10	“Restricted Services” shall mean Bank Services or services of a similar kind.

15.1.11	“Termination Date” means the date of termination of the Employment (subject to 15.2).

15.2	The provisions of this clause 15 shall only apply if the Executive's Employment terminates on or after 31 October 2006 and shall for the avoidance of doubt, not apply if the Executive's Employment terminates on or prior to this date, whether by virtue of the Executive retiring or otherwise.

15.3	The Executive hereby undertakes that he will neither during the Employment nor during the Restricted Period without the prior written consent of the Employer (such consent not to be unreasonably withheld) whether by himself, through his employees or agents or otherwise howsoever and whether on his own behalf or on behalf of any other person, firm, company or other organisation, directly or indirectly:

15.3.1	in competition with the Employer within a Restricted Area, be employed or engaged or otherwise interested in the business of developing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services;

15.3.2	in competition with the Employer, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Products or Restricted Services;

15.3.3	in competition with the Employer, sell or supply Restricted Products or Restricted Services to any Customer or Prospective Customer; nor

15.3.4	solicit or induce or endeavour to solicit or induce any Restricted Employee to cease working for or providing services to the Employer, whether or not any such person would thereby commit a breach of contract;

15.3.5	employ or otherwise engage any Restricted Employee in the business of developing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services.

15.4	Clause 15.3 shall also apply as though there were substituted for references to "the Employer" references to each Group Company in relation to which the Executive has in the course of his duties for the Employer or by reason of rendering services to or holding office in such Group Company:

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15.4.1	acquired knowledge of its trade secrets or Confidential Information; or

15.4.2	had personal dealings with its Customers or Prospective Customers; or

15.4.3	supervised directly or indirectly employees having personal dealings with its Customers or Prospective Customers.

The obligations undertaken by the Executive pursuant to this clause 15.3 shall, with respect to each such Group Company, constitute a separate and distinct covenant and the invalidity or unenforceability of any such covenant shall not affect the validity or enforceability of the covenants in favour of any other Group Company or the Employer.

15.5	The Executive hereby undertakes with the Employer that he will not at any time after the termination of the Employment in the course of carrying on any trade or business, claim, represent or otherwise indicate any present association with the Employer or any Group Company or for the purpose of carrying on or retaining any business or customer, claim, represent or otherwise indicate any past association with the Employer or any Group Company to its detriment,

15.6	Clauses 15.1 to 15.5 shait apply howsoever the Employment is determined and whether or not such termination is connected with or results from a breach of this Agreement on the part of the Executive or the Employer.

15.7	While the restrictions in this clause 15 (on which the Executive has had the opportunity to take independent advice, as the Executive hereby acknowledges) are considered by the parties to be reasonable in all the circumstances, it is agreed that if any such restrictions, by themselves, or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Employer or a Group Company but would be adjudged reasonable if part or parts of the wording thereof were deleted, the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and effective.

16	Restrictions on other activities

16.1	The Executive must disclose, in writing, all interests in any business other than that of the Employer, or a Group Company save for holdings of no more than 5% of issued shares of any one company listed on a recognised investment exchange.

16.2	The Executive shall obtain the Employer's prior written approval before accepting appointment as a Director of any company outside the Group.

16.3	The Executive shall comply and will use his best endeavours to comply with every rule of law, every regulation of the Financial Services Authority and every requirement, recommendation and regulation of the Employer and the Group. Compliance also relates specifically to dealings in shares, debentures or other securities of Group Companies and unpublished price-sensitive information affecting such shares. Breach of this clause is likely to result in disciplinary action.

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16.4	The Executive shall not (and shall procure so far as he is able that his spouse, infant children and other connected persons, within the meaning of section 346 Companies Act 1985, shall not) deal or become or cease to be Interested (within the meaning set out in Part I Schedule XIII Companies Act 1985) in any securities of the Employer or Group Companies, except in accordance with the Employer's code for securities transactions by directors.

16.5	Other than any special discount available to the Employer's employees generally, the Executive shall not be entitled to receive or obtain directly or indirectly any discount, rebate or commission in respect of any sale or purchase of goods or services or other business transacted on behalf of the Employer. The Executive must account to the Employer for any discount, rebate or commission received.

16.6	The Executive will not, during the Employment, introduce to any other person, firm, company or organisation business of a kind with which a Group Company is able to deal and he will not derive any financial interest or benefit from contracts or transactions entered into by a Group Company without first disclosing the interest or benefit to the Employer and obtaining its written approval.

17	Confidential Information

17.1	The Executive shall not, during the Employment or after its termination (howsoever caused):

17.1.1	divulge or communicate to any person, company, business entity or other organisation;

17.1.2	use for his own purposes or for any purposes other than those of the Employer or any Group Company; or

17.1.3	through any failure to exercise due care and diligence

17.1.4	cause any unauthorised disclosure of any trade secrets or Confidential Information relating to the Employer or Group Companies. Confidential Information includes, but is not restricted to:

• financial information including results and forecasts;

• proposals relating to acquisitions and disposals;

• details concerning employees and officers of Group Companies;

• customer details; and

• and further information which the Executive is told is confidential and any information given to the Executive in confidence.

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18	Inventions and Other Intellectual Property

Any invention, improvement, design, process, information, copyright, trademark, trade name or getup made, created or discovered by the Executive during the Employment affecting the Employer or any Group Company will be disclosed by the Executive to and belong to the Employer or the relevant Group Company.

19	Documents and Other Property

On termination of the Employment for any reason whatsoever (or earlier if requested), the Executive shall immediately deliver up to the Employer (or any Group Company nominated by the Employer) originals and copies of all documents, accounts, computer disks and printouts and all other property in his possession or control which belong or relate in any way to the business of the Employer or any Group Company.

20	Grievances

If the Executive wishes to obtain redress of any grievance relating to the Employment or is dissatisfied with any reprimand, suspension or other disciplinary step taken by the Employer, he shall apply in writing to a non-Executive Board Director nominated by the Employer, setting out the nature and details of any such grievance or dissatisfaction.

21	Sickness Policy

21.1	The employer shall continue to pay the Executive's salary during any period of absence on medical grounds up to a maximum of 120 working days in any period of 12 months, provided that the Executive shall from time to time if required:

21.1.1	supply the Employer or relevant Group Company with medical certificates covering any period of sickness or incapacity exceeding seven days (including weekends); and

21.1.2	undergo at the expense of the Employer or relevant Group Company a medical examination by an appointed doctor.

21.2	Payment of the Executive's salary pursuant to clause 21.1 shall be inclusive of any Statutory Sick Pay to which the Executive may be entitled.

22	Entire Agreement

This Agreement shall be in substitution for any previous letters of appointment, agreements or arrangements, whether written, oral or implied relating to the employment of the Executive with the Employer or any Group Company.

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23	Governing Law and Jurisdiction

This Agreement shall be governed, construed and interpreted in accordance with the laws of England and the Executive and the Employer agree that the courts and/or tribunals of England are to have exclusive jurisdiction to determine any disputes which may arise under this Agreement and/or in connection with the Employment and/or its termination.

Executed as a Deed by	)
the Employer	)
in the presence of:	)
/s/ W.J. de Graaf
Managing Director

/s/ J.F.C. Lippelt
Secretary

Executed as a Deed by	)
the Executive	)
in the presence of:	)